SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of September 2005

Commission File Number: 0-3003

46 quai A. Le Gallo

92648 Boulogne Cedex

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1): ☐

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): ☐

Note: Regulation S-T Rule 101 (b) (7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rule of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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Thomson completes issue of perpetual capital security

Paris, September 26, 2005 - Thomson, rated Baa1/BBB+ (stable outlook on both), has today completed the issue of a 5.75% EUR 500 million subordinated perpetual capital security with a call date and step-up in year 10.

Following a pan-European roadshow, 150 investors participated in the order book for an amount totalling nearly EUR 1.3 billion. The issue was priced at 262.5 basis points above mid-swaps, equivalent to a yield of 5.85%.
The perpetual capital security is rated Baa3/BBB- from Moody's and Standard & Poors respectively. The agencies will grant the instrument 50%/Intermediate equity treatment.

The oversubscription of the transaction enabled Thomson to obtain a high quality and diversified placement. The bulk of the demand came from France, UK, Germany and Italy, with 21%, 27%, 11% and 17% respectively.

The purpose of the transaction is to pre-finance a convertible bond that will mature in early 2006, lengthen Thomson's debt maturity profile, diversify its sources of financing and strengthen Thomson's capital base, whilst benefiting from attractive market conditions.

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Press Release

Thomson Executive Committee Strengthened

Paris, September 14, 2005 – In the first half of 2005, Thomson (Euronext 18453; NYSE: TMS) has made significant progress in addressing the strategic priorities of the Two-Year Plan. In order to take into account progress to date and to tackle better the challenges ahead, Frank E. Dangeard, Chairman and CEO of Thomson, has decided to strengthen the Group's Executive Committee (Excom), which now has 5 Senior Executive Vice Presidents.
In addition to Julian Waldron, SEVP, in charge of Finance and CFO, Lanny Raimondo, SEVP, in charge of the Services division (Technicolor), and Jean-Charles Hourcade, SEVP, in charge of the Technology division and CTO, are appointed:

Didier Trutt, already SEVP, is appointed as Chief Operating Officer (COO)
Didier Trutt will manage a new organization entirely focused on optimizing operational performance.
Previously, he was Senior Executive Vice President, in charge of Thomson Displays activity and of the "Process Transformation Initiative" program.
Please refer to the biography attached in the appendix.

Ghislain Lescuyer, previously Executive Vice President (EVP) is appointed SEVP, in charge of the Systems & Equipment Division.
Ghislain Lescuyer will manage Thomson’s Systems & Equipment division. This division provides video-focused systems and equipment (Grass Valley – broadcast and networks, Access Platforms & Gateways, Connectivity) and intervenes at both ends of network distribution, interfacing at one end with content makers and at the other with network operators, retailers and end-customers.
Ghislain Lescuyer was previously Executive Vice President, in charge of the “Access Platforms & Gateways” activity within Thomson’s Systems & Equipment Division.
Please refer to the biography attached in the appendix.

Are also appointed to the Executive Committee:

Eric Bachellereau, EVP, Human Resources.
Eric Bachellereau returns to Thomson after two years at Arcelor where he was Senior Vice-President, Human Resources, in charge of worldwide Management Development and of HR for the company’s worldwide Stainless Steel Division. Previously, Eric Bachellereau had been Vice-President Human Resources for Thomson TV/Video and Consumer Products.
Please refer to the biography attached in the appendix.

Willy Shih, EVP, co-head of the Technology division by the side of Jean-Charles Hourcade. Prior to joining Thomson, Willy Shih was president of the Display & Components Group with the Eastman Kodak Company. From 1997 to 2003, Willy was president of Kodak’s Digital & Applied Imaging business, which encompassed Kodak’s consumer digital camera and imaging businesses. He started the imaging business and grew it to well over US$1.25 billion during that period. Willy also has held senior marketing and engineering management positions with Silicon Graphics, Digital Equipment Corporation and IBM.
Please refer to the biography attached in the appendix.

About Thomson - Partner to the Media & Entertainment Industries

Thomson (Euronext Paris: 18453; NYSE: TMS) provides services, systems and technology to help its Media & Entertainment clients – content creators, content distributors and users of its technology – realize their business goals and optimize their performance in a rapidly changing technology environment. The Group is the preferred partner to the Media & Entertainment Industries through its Technicolor, Grass Valley, RCA and Thomson brands. For more information: www.thomson.net.

Press Relations
Martine Esquirou	+33 1 41 86 58 51	martine.esquirou@thomson.net
Julie Dardelet	+33 1 41 86 65 24	julie.dardelet@thomson.net
Investor Relations
Séverine Camp	+33 1 41 86 57 23	severine.camp@thomson.net

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Appendix:

Didier Trutt’s Biography
Senior Executive Vice President, Chief Operating Officer (COO),Thomson.
Didier Trutt, 45, graduate from l’Ecole Nationale Supérieure of Saint Etienne, joined Thomson in 1984.

From 1987 to 1994, based in Asia, he was responsible for Thomson Television Thailand, and General Manager of Television and Video activities for all industrial sites in South East Asia.

Between 1994 and 1999, he was in charge of all European operations for Television and Video activities.

Appointed in 1999 Tubes Operations Vice President, he was in charge of the whole industrial and sales activities for Europe and Asia first, then for the worldwide activities.

He was appointed "Executive Vice President" in July 2003, in charge of Tubes and Components activities.

Since October 2004, Didier Trutt was Senior Executive Vice President for the Displays activity, and successfully managed the disposal of Thomson’s Tubes activities.

Since 1992, Didier Trutt has been Foreign Trade Adviser of France.

Ghislain Lescuyer’s Biography
Senior Executive President (SEVP) in charge of the Systems & Equipment division, Thomson
Prior to September 2005, Ghislain Lescuyer was Executive Vice President in charge of the Access Platforms & Gateways activity within the Systems & Equipment division.

Ghislain Lescuyer joined the Group's Executive Commitee as Executive Vice President, Access Platforms and Gateways in July 2002.

Prior to joining Thomson, Ghislain Lescuyer served as CEO at Europatweb (private equity firm focusing on Internet and high technologies), President of Divisions at Bull, Consultant at McKinsey and Sales Manager at Hewlett Packard.

Ghislain Lescuyer is a graduate from l'Ecole Nationale Supérieure des Télécommunications and holds an MBA from INSEAD.

Eric Bachellereau’s Biography
Executive Vice President (EVP), in charge of Human Resources, Thomson
Prior joining Thomson, Eric was Senior Vice-President, Management Development, and HR Director, Stainless Steel Sector, Paris and Luxembourg from 2004.

From 1999 to 2004, Eric Bachellereau was Vice President for Thomson’s Human Resources, in charge of Thomson TVAA and corporate functions worldwide.

Prior to that, Eric Bachellereau was Vice-President, Human Resources with Alstom: from 1995 to 1997, he was in charge of Human Resources Europe for GEC-Alsthom Heavy-Duty Gas Turbines; and from 1997 to 1999, he was Vice President, Human Resources worldwide, in charge of Alstom Steam Turbines.

From 1983 to 1988: Eric Bachellereau was successively HR Manager for FNAC Paris (1983-1988) and for Alcatel Business Systems (1988-1995)

Eric Bachellereau holds a Master’s degree in social sciences from the University F. Rabelais (Tours, France), a DESS in Industrial relations from the University of Paris V (1983), as well as a diploma from INSEAD in Advanced Management Program (1995).

Willy Shih’s Biography
Executive Vice President (EVP), co-head Technology Division, Thomson
Prior to his position at Kodak, Dr. Willy Shih was vice president of Marketing for Advanced Systems at Silicon Graphics Computer Systems in Mountain View, California. He was responsible for the marketing of SGI’s high-end server systems for high performance computing and the ONYX graphics supercomputer systems in fields ranging from defense imaging, visual simulation, and entertainment imaging to advanced scientific computation in fields ranging from engineering analysis to computational chemistry, earth resources, and operations research.

Willy Shih has also worked at the Digital Equipment Corporation and IBM, with responsibilities ranging from engineering management to UNIX and Windows NT marketing to the development of strategic alliances. At IBM, he was one of the principal architects of the PowerPC alliance between Apple, Motorola, and IBM.

Willy Shih holds Bachelor’s degrees in both chemistry and life sciences from the Massachusetts Institute of Technology and a Ph.D. from the University of California at Berkeley.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 28 th, 2005	THOMSON S.A.

	By:	/s/ Julian Waldron
	Name:	Julian Waldron
	Title:	Senior Executive Vice President, Chief Financial Officer